SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Chipotle Mexican Grill, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-1219301
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1401 Wynkoop Street, Suite 500 Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class To Be So Registered	Name Of Each Exchange On Which Each Class Is To Be Registered
Common Stock,	New York Stock Exchange
$0.01 Par Value

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates: N/A.

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

Share Conversion

On December 21, 2009, the shareholders of Chipotle Mexican Grill, Inc. are scheduled to hold a special meeting to consider and vote upon a proposal to, among other things, convert our dual class common stock structure into a single class common stock structure. Pursuant to this conversion proposal and subject to, among other things, shareholder approval, each outstanding share of our Class B common stock, par value $0.01 per share will be converted into one share of Class A common stock, par value $0.01 per share (with such Class A common stock being automatically renamed “common stock”). The description below assumes that our shareholders approve the conversion and that we take all other steps necessary to cause the conversion to be effective; however, no assurance can be given that shareholders will approve the conversion. The description of the terms of our Amended and Restated Certificate of Incorporation below reflects the terms of that document as they will be following the conversion.

Authorized Capital Stock

Our authorized capital stock consists of 230,000,000 shares of common stock and 600,000,000 shares of preferred stock, of which 31,556,093 shares of common stock are expected to be outstanding upon the conversion (excluding shares to be issued upon exercise of outstanding options and stock appreciation rights, or upon vesting of outstanding unvested restricted stock units and performance shares, and subject to shares that we may repurchase pursuant to our ongoing stock repurchase program prior to the effective date of the share conversion), and no shares of preferred stock are expected to be outstanding.

Common Stock

Voting Rights

Except as provided by statute or our Amended and Restated Certificate of Incorporation, holders of the common stock have the sole right and power to vote on all matters on which a vote of Chipotle’s shareholders is to be taken. Each holder of common stock is entitled to one vote per share on matters to be voted on by shareholders. The holders of common stock are entitled, by a plurality of the votes cast by the holders of common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, to elect directors to our Board of Directors. With certain exceptions, other matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter by the holders of common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of preferred stock. Approval of an amendment of our Amended and Restated Certificate of Incorporation and removal of directors from the Board of Directors must be approved by 66 2/3% of all votes entitled to be cast by the holders of common stock, voting together as a single group.

Dividends

Holders of common stock will share equally on a per share basis in any dividend declared by our Board of Directors, subject to any preferential rights of holders of any outstanding shares of preferred stock.

Other Rights

In the event of any reorganization of Chipotle with one or more corporations or a merger or share exchange of Chipotle with another corporation in which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of our common stock will be entitled to receive with respect to each share held the same kind and amount of shares of stock and other securities and property, including cash.

On liquidation, dissolution or winding up of Chipotle, after payment in full of the amounts required to be paid to holders of any outstanding shares of preferred stock, if any, all holders of common stock are entitled to receive the same amount per share with respect to any distribution of assets to holders of shares of common stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation authorizes the issuance of an aggregate of 600,000,000 shares of preferred stock. There are no shares of preferred stock outstanding

Our Board of Directors may, from time to time, direct the issue of shares of preferred stock in series and may, at the time of issue, determine the designation, powers, rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Chipotle before any payment is made to the holders of common stock. Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board of Directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of common stock.

Pre-emptive Rights

Under Delaware law, a shareholder is not entitled to pre-emptive rights to subscribe for additional issuances of the common stock, any other class or series of stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the certificate of incorporation. Our Amended and Restated Certificate of Incorporation does not provide that our shareholders are entitled to pre-emptive rights.

Certain Certificate of Incorporation and Bylaw Provisions

Our Amended and Restated Certificate of Incorporation provides for our Board of Directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. About one-third of the Board will be elected annually, and each member will serve a three-year term. The provision for a classified Board could prevent a party who acquires control of a majority of the outstanding voting shares from obtaining control of our Board until the second annual shareholders meeting following the date the acquirer obtains the controlling share interest. As a result, the classified Board provision may make it more difficult to obtain control of Chipotle. Under Delaware law, directors of a corporation with a classified board may only be removed for cause unless the certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation does not provide that our shareholders can remove the directors without cause.

Our Amended and Restated Certificate of Incorporation provides that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting. Our Amended and Restated Bylaws provide that, except as otherwise required by law, annual or special meetings of the shareholders can only be called pursuant to a resolution adopted by a majority of the total number of directors then in office or by the chairman of the board. Shareholders are not permitted to call a general meeting or to require the Board of Directors to call a general meeting.

Our Amended and Restated Bylaws establish an advance notice procedure for shareholder proposals to be brought before a general meeting of shareholders, including proposed nominations of persons for election to our Board of Directors.

Shareholders at a general meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Corporate Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Chipotle.

Our Amended and Restated Certificate of Incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested shareholders, apply to Chipotle.

Our Amended and Restated Certificate of Incorporation also provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors, is required for the following:

•	adoption, amendment or repeal of any provision of our Amended and Restated Bylaws;

•	removal of individual directors or the entire Board of Directors; and

In addition, the Board of Directors will be permitted to alter certain provisions of our Amended and Restated Bylaws without obtaining shareholder approval.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

Item 2.	Exhibits.

Exhibit No.	Description	Reference

3.1	Proposed Amended and Restated Certificate of Incorporation of the Registrant	Filed herewith.

3.2	Amended and Restated Bylaws of the Registrant, as amended to date and as currently in effect	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2009.

4	Proposed specimen stock certificate for common stock	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Chipotle Mexican Grill, Inc.

Date: December 16, 2009	By:	/s/ JACK HARTUNG
Jack Hartung
Chief Financial Officer

Exhibit Index

Exhibit No.	Description	Reference

3.1	Proposed Amended and Restated Certificate of Incorporation of the Registrant	Filed herewith.

3.2	Amended and Restated Bylaws of the Registrant, as amended to date and as currently in effect	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2009.

4	Proposed specimen stock certificate for common stock	Filed herewith.

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